





Reaping the Rewards of

Aaron Rents, Inc.

2002 Annual Report

Aaron Rents, Inc. is the leading U.S. company engaged in the combined businesses of the rental, sales and lease ownership, and specialty retailing of residential and office furniture, consumer electronics, household appliances, and accessories, with more than 700 stores in 43 states and Puerto Rico. The Company also manufactures furniture, bedding, and accessories in 10 facilities in four states. Its major operations are the Aaron's Sales & Lease Ownership division, the Rent-to-Rent division, and MacTavish Furniture Industries, which manufactures the majority of the furniture rented, leased, and sold in the Company's stores. The Company's strategic focus is on increasing its sales and lease ownership business through the opening of new Company-operated stores, both by internal expansion and acquisitions, and through the growing franchise program, while seeking new opportunities for growth of the rent-to-rent business.







CONTENTS

FINANCIAL HIGHLIGHTS

(Dollar Amounts in Thousands, Except Per Share)	Year Ended December 31, 2002	Year Ended December 31, 2001	Percentage Change
OPERATING RESULTS			
Revenues	$640,688	$546,681	17.2%
Earnings Before Taxes	43,652	19,855	119.9
Net Earnings	27,440	12,336	122.4
Earnings Per Share	1.31	0.62	111.3
Earnings Per Share Assuming Dilution	1.29	0.61	111.5
FINANCIAL POSITION			
Total Assets	$483,648	$397,196	21.8%
Rental Merchandise, Net	317,287	258,932	22.5
Credit Facilities	73,265	77,713	(5.7)
Shareholders' Equity	280,545	219,967	27.5
Book Value Per Share	12.92	11.01	17.3
Debt to Capitalization	20.7%	26.1%	
Pre-Tax Profit Margin	6.8	3.6	
Net Profit Margin	4.3	2.3	
Return on Average Equity	11.0	5.8	
STORES OPEN AT YEAR END			
Sales & Lease Ownership	387	364	6.3%
Sales & Lease Ownership Franchised	232	209	11.0
Sight & Sound	25		
Rent-to-Rent	70	75	(6.7)
Total Stores	714	648	10.2%

REVENUES BY YEAR



$700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
($ in 000s)
'98
'99
'00
'01
'02
Rent-to-Rent Stores
Company-Operated Sales & Lease Ownership Stores

NET EARNINGS BY YEAR



$30,000
25,000
20,000
15,000
10,000
5,000
0
($ in 000s)
'98
'99
'00
'01
'02

We are quite pleased with the performance of the Company during 2002, as we achieved record revenues and began seeing the results of our aggressive store expansion of the last several years. Some of the highlights for the year are:

- Revenues in 2002 were the highest in the Company's history. Systemwide revenues, including the revenues of both Company and franchised stores, reached $874.7 million, a 19% increase over last year. Revenues of the Aaron's Sales & Lease Ownership division increased 31% for the year.

- Net earnings more than doubled in 2002 to $27.4 million. As planned, our new stores began ramping up in revenues during 2002 and the rent-to-rent business stabilized, resulting in the earnings increase for the year.

- Our store base exceeded the 700 store milestone during the year with the Aaron's Sales & Lease Ownership store count increasing 12%, on top of a 26% increase the previous year. The Company ended the year with 714 stores in 43 states and Puerto Rico, including 232 franchised stores, as well as 70 stores in the Rent-to-Rent division.

- We had a record year in franchising. During the year, we opened 31 franchise stores and awarded area development agreements for the opening of 151 additional franchise units. The backlog of franchise stores scheduled for opening over the next several years was 213 stores at the end of 2002, an all-time high.

- A difficult economy often allows well-capitalized companies to make opportunistic acquisitions and in August we acquired Sight'n Sound Appliance Centers, Inc., a traditional credit retailer based in Oklahoma City. Now operating under a new Sight & Sound name, the 25-store chain is a specialty retailer of furniture, appliances, and consumer electronics. This acquisition represents a test of years of in-house research on the possibility of converting the retail customer who does not qualify for traditional credit financing into a sales and lease ownership customer. Although retail sales from Sight & Sound have been disappointing to date, we are happy to report that the early returns from the sales and lease ownership departments in the stores are quite favorable. If this experiment is successful, it will increase future expansion opportunities for us.



For the year, consolidated revenues increased 17% to $640.7 million compared to $546.7 million in 2001. Systemwide revenues, which includes the revenues of franchised stores, advanced to $874.7 million, a 19% increase over 2001. Net earnings for the year were $27.4 million versus $12.3 million last year. Diluted earnings per share were $1.29 for 2002 compared to $.61 per diluted share a year ago. Same store revenues for Aaron's Sales & Lease Ownership stores opened for the entire year in both 2002 and 2001 increased 13%.

Over the last few years we have dramatically increased the number of Aaron's Sales & Lease Ownership stores, taking advantage of opportunities in the marketplace. This aggressive new store growth began to show positive results during 2002 as these stores grew in revenues and earnings. Start-up expenses for these stores reduced pre-tax earnings by approximately $7 million or $.20 per diluted share in 2002, a dramatic reduction from the $14 million or $.42 per diluted share impact in 2001. As a group, the stores opened during 2001 turned profitable in early 2003 and we project substantial earnings contributions in future years as maturation of these and other stores continues. At the end of 2002, over 30% of our sales and lease ownership stores were less than two years old.

Effective January 1, 2002, the Company changed its method of depreciating merchandise in the Aaron's Sales & Lease Ownership division. Formerly depreciation was tied to the delivery of merchandise to stores. Under the new method, depreciation begins once the merchandise goes out on initial lease. This change in accounting method increased 2002 net earnings by approximately $.14 per diluted share. Also during 2002, the Company adopted SFAS No. 142 which eliminated the amortization of goodwill, having the effect of increasing net earnings for the year by $.03 per diluted share. In addition, the new Sight & Sound stores reduced net earnings by approximately $.06 per diluted share during the year.



Some investors question the Company's exposure to a weak economy. Aaron Rents, over its 48 years, has proven to be recession-resistant and our Aaron's Sales & Lease Ownership business continues to reflect that characteristic. Not only are Aaron's customers normally in the market for necessities rather than for discretionary furnishings, but the sales and lease ownership program also captures revenue from individuals who would in many cases not qualify for traditional credit financing. It should be noted, however, that our rent-to-rent business has become increasingly dependent upon corporate spending patterns. We are optimistic that when the general corporate environment improves, we will see stronger revenue and earnings contributions from this business.

MacTavish Furniture Industries, the Company's manufacturing division with 10 facilities in four states, posted a record year of production in 2002, manufacturing more than $55 million (at cost) in furniture for our stores. In addition, we now operate 11 distribution centers in the Aaron's Sales & Lease Ownership division, having added four new locations in 2002 (in Arizona, Tennessee, Oklahoma, and Puerto Rico). We continue to believe that vertical integration is a strategic advantage, enabling our stores to offer rapid delivery of a full product line to our customers and allowing our stores to operate with lower inventory levels. Our nimble manufacturing operation enables us to respond quickly to changes in demand and styling with the result of better service to our customers.

The Company's financial strength was substantially improved in 2002. A June secondary offering of 1,725,000 shares of Common Stock generated net proceeds of $34.1 million and a private placement of $50 million in senior unsecured notes was completed in August. At year-end, there was minimal bank debt outstanding under our $110 million revolving credit facility. With our debt to capital ratio very low, the Company has the financial strength to achieve our expansion goals for the foreseeable future.

During the year Ray M. Robinson was elected to our Board of Directors, filling a vacancy created by the resignation of J. Rex Fuqua. Mr. Robinson is the President of AT&T, Southern Region, and brings a strong operating perspective to our Board. Mr. Fuqua served on the Board for nearly eight years, and we



are grateful for his service and for his contributions to the success of Aaron Rents. We also note with great sadness the death this February of Lt. General M. Collier Ross, a valued Board member for seven years. We will miss his wise counsel and warm friendship.

We strengthened our management team in 2002 with the promotion of James L. Cates to Senior Group Vice President and Corporate Secretary, and the promotion of Bert L. Hanson to Vice President, Mid-American Operations for the Aaron's Sales & Lease Ownership Division.

Our growth prospects are bright. Our Aaron's Sales & Lease Ownership concept is a proven model and is in the early stages of penetrating an enormous market. We believe our stores can be successfully operated in any town or city with a trading area of 20,000 people. With approximately 650 stores currently in operation, the market potential for us to increase future revenues and store count is very substantial.

Our focus for 2003 is to build revenues and earnings in our existing stores, to open a record number of franchise stores and to continue to take advantage of expansion opportunities. Based on our expansion plans and store maturation trends, we expect Aaron Rents to exceed the $1 billion systemwide revenue mark in 2003, an accomplishment of note as we enter our 48th year of operations.

Our goal is unchanged: to build Aaron's into the premier, market-dominant company in our industry, recognized by our customers and peers as the standard bearer for integrity, honesty, and fairness, and a Company that earns a premium return for its shareholders. As always, we are deeply grateful for the efforts of our 4,800 associates and the support of our shareholders.

R. Charles Loudermilk, Sr.
Chairman and Chief Executive Officer

Robert C. Loudermilk, Jr.
President and Chief Operating Officer


51" HDTV
Projection TV

Aaron's Sales & Lease Ownership has created a new form of specialty retailing which combines the best features of rent-to-own and the home furnishing industry's traditional approach to credit retailing. Aaron's offers a fast, easy and convenient shopping experience, a broad range of top brand-name products, rapid delivery, and low-price guarantees leading to the option of ownership. Through the distinctive Aaron's Sales & Lease Ownership concept, the Company can reach a broader market of lease ownership, credit retail and rental customers. Aaron's offers quality products at fair prices and sets the standard of customer service for the rent-to-own industry.

This Aaron's concept is well-positioned to address the market vacuum created by the liquidation of several major credit furniture retailers over the past few years. These bankruptcies, in aggregate, resulted in the closure of more than 2,000 stores with an estimated $3.5 billion in annual sales volume. The market historically served by many of these stores can be effectively addressed by Aaron's. To capitalize on this opportunity, Aaron's acquired more than 80 store locations from Heilig-Meyers Company in 2001 and those locations, now converted to Aaron's Sales & Lease Ownership stores, are continuing to ramp up in revenues and earnings. These locations represent a significant expansion in market share and leverage Aaron's advertising, purchasing and distribution capabilities.




RCA

The Aaron's Sales & Lease ownership program allows Aaron's to service a slightly higher economic profile customer than the typical rent-to-own consumer, illustrated by the fact that roughly 40% of our customers pay by either check or credit card whereas the typical rent-to-own customer pays in cash. Aaron's also has set a standard of

SALES & LEASE OWNERSHIP SYSTEMWIDE REVENUE GROWTH AND STORE COUNT


$800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
($ in 000s)
318°
368°
456°
573°
644°
'98
'99
'00
'01
'02
Franchise Revenues
Company-Operated Revenues
°Number of Stores

SALES & LEASE OWNERSHIP RENTAL REVENUES


Other 1%
Electronics and Appliances 54%
Furniture 35%
Computers 10%

monthly payments for lease ownership compared to the traditional weekly payment system of the rent-to-own industry. The net effect is that Aaron's account base has been somewhat upgraded while the processing expense per account has been reduced. Our customers are typically credit-constrained but losses are consistently between 2% and 3% of revenues. This loss experience has been stable during periods of both economic expansion and contraction.

Aaron's customers are automatically approved since the transaction is a lease-to-own plan rather than a credit relationship. The lease-to-own plan requires no long-term obligation and the customer is free to return the merchandise at any time without additional financial obligation. Delivery of merchandise is speedy, either same or next day. There are no delivery charges, no application fees, and no balloon payments. Terms are fully disclosed: cash and carry price; monthly payment; and total cost under the lease ownership plan. The payment options include cash, check, and credit cards. With the Aaron Sales & Lease Ownership concept, the Company can now service a broad range of consumers with a variety of payment schedules under rent and lease-to-own concepts.

Compared to traditional rent-to-own stores, the Aaron's stores tend to be larger (normally three times the size of a typical competitor's store) with more attractive merchandising and store décor. Aaron's product offerings are typically new whereas many competitors primarily display rental return merchandise. The Aaron's stores are usually located in suburban areas and attract generally higher income level customers than the traditional rent-to-own business. Aaron's "Dream Products" line-up includes highly popular big-screen televisions, stainless steel refrigerators, leather upholstered furniture, and leading brands of appliances. Professionally designed and coordinated furniture suites produced by the Company's MacTavish Furniture Industries division and top national manufacturers better serve the slightly more upscale consumer. These products generate higher revenues per customer than the traditional rent-to-own contract. Aaron's continues to build on the success of offering personal computers in its product line with brand name emphasis on Dell and Hewlett Packard products, which has proven a competitive advantage.



The Aaron's Sales & Lease Ownership concept has been successfully executed in small markets and large cities. The rapid market penetration of new stores underscores the strength of this concept. Operational improvements and uniformity of customer experience continue to be priorities. The Aaron's University



program is a tool for standardizing operational procedures throughout the system. The 13-course curriculum for Company and franchise managers is a key element for ensuring the uniformity of execution and the development of strong operating talent.

The Aaron's Sales & Lease Ownership concept is a powerful growth vehicle in difficult economic conditions. This division posted a 31% increase in revenues in 2002, following an excellent 21% gain in 2001. Same store revenues increased 13% in 2002, following an 8% increase in 2001, clearly one of the stronger performances in the retailing industry.

During 2001, Aaron's Sales & Lease Ownership added a total of 101 Company-operated stores and an additional 23 Company-operated stores in 2002. This aggressive expansion penalizes earnings in the early years as a new store does not typically reach breakeven until its second full year of operation and will not fully mature until after four or five years of operation. Approximately 30% of the Aaron's Sales & Lease Ownership store base is now less than two years in operation. As such, the Aaron's Sales & Lease Ownership division is positioned for profit margin expansion over the next several years. Aaron's expects to add approximately 30 Company-operated and 50 franchised Aaron's Sales & Lease Ownership stores in 2003, contributing to an estimated $1 billion+ in system-wide revenues for the year.

At year-end the division had 644 Company and franchise stores across the United States and in Puerto Rico, an increase of 12% in store count for the year. This came on the heels of a 26% increase in 2001 and 24% in 2000 as Aaron's sharply accelerated its expansion via the acquisition of a large number of store real estate leases. Many of these locations are in markets where the Company either enjoys a strong presence or has targeted the area for expansion, thus generating immediate benefits from the favorable demographics of these markets.

The marketing program is built around the "Drive Dreams Home" sponsorship of NASCAR championship racing serving the prime demographic for Aaron's products. The Company's theme is carried out through the sponsorship of the #99 NASCAR Busch Grand National Dream Machine driven by Michael Waltrip and Kerry Earnhardt. The program, which has generated an extremely strong response, began with Aaron's title sponsorship of the NASCAR Busch Grand National Car Race at the Atlanta Motor Speedway. Running under the banner of "Aaron's 312," this nationally televised event, also held at the Talladega Superspeedway, plays off the three reasons to shop at Aaron's: 1) you are pre-approved, 2) you have a low price guarantee, and 3) you can own the merchandise in as little as 12 months. The Company also sponsors the Aaron's 499 Winston Cup race at Talladega .

Other elements of the marketing program include sponsorship of the Georgia Force, and other sporting events. Aaron's also effectively uses direct-mail advertising with more than 13 million flyers mailed monthly to homes in the market areas served by the stores.

The Aaron's concept offers major advantages through the vertical integration of the Company's volume purchasing program, key factors in assuring timely delivery of merchandise to customers. Unique in its industry, Aaron's produces much of the furniture for its stores at its 10 MacTavish Furniture Industries facilities, creating cost benefits that are passed on to customers. Aaron's also relies on 11 distribution centers located in key regions of the country, enabling stores to provide same-day or next-day delivery, another competitive edge.

Aaron's Sales & Lease Ownership offers its "Dream Products" on the Internet at www.shopaarons.com.


99



Difficult economic times often afford the best opportunities for strategic acquisitions at reasonable valuations. During 2002, the Company completed the acquisition of Sight'n Sound Appliance Centers, Inc., a specialty retailer of furniture, appliances and consumer electronics with 25 stores in Oklahoma and Kansas. These stores are now operating under a new Sight & Sound name. Sight & Sound is offering both retail sales to customers as well as the sales and lease ownership transaction for those consumers who do not qualify for credit financing. The sales and lease ownership program was rolled out in the fourth quarter of 2002. Based on early returns, it appears that this program will significantly increase the revenues and profitability of the chain and bring in a slightly higher demographic customer. An experienced executive from a national electronics retailer has been brought in to manage the revamped retail operation.

The Company continues to evaluate acquisition opportunities as a vehicle to increase its growth. In many cases, acquisitions involve no real estate obligations. Rather, the Company is acquiring a book of business (outstanding customer agreements) to fold into a Company-operated store, resulting in improved operating leverage and an expanded customer base. The Company continues to explore acquisitions on a case-by-case basis.

The Aaron's Sales & Lease Ownership franchise program reached new milestones last year, the tenth year of the Company's franchising history. The Company awarded a record 151 stores in markets across the country.

The franchise program is a win-win situation. The franchisees benefit from Aaron's national reputation, industry experience, operating standards and the Aaron's purchasing, manufacturing, and distribution system. Aaron's benefits from a steadily growing stream of franchise revenues, the ability to grow faster using franchisee management talents, as well as the opportunity to accelerate store growth without a commensurate step-up in capital requirements. The number of franchise stores has more than doubled over the past five years and the backlog of 213 stores scheduled to open over the next few years is nearly equal to the existing store base of 232 franchise store locations at year-end 2002. A key indication of franchisee satisfaction is that approximately half of the new stores awarded in 2002 were to existing franchisees.

The Aaron's Sales & Lease Ownership franchise program has attracted a variety of experienced business professionals including former executives in banking, broadcasting, multi-unit restaurant operations, and manufacturing. In addition, Aaron's has been fortunate to attract strong operating management from the home furnishings retailing industry who see the Aaron's business model as a superior way to address the market opportunity. Franchise principals who experience strong and profitable growth with their first Aaron's stores often acquire additional franchise territories. This provides the benefits of common marketing programs as well as economies of scale and other operational synergies to improve profitability. The typical franchisee owns and operates three to four store locations but some major groups operate many more locations.



The Aaron's support program for franchise principals includes the full range of services needed, from start-up to ongoing profitable operations. First, the



FRANK MERCARDANTE, DAVID SEWART, DAN SPECK, ROBERT HILL, NANCY MARTIN, TOM VANDE GUCHTE, AND TOM MARTIN (FROM LEFT TO RIGHT IN THE PHOTOGRAPH) JOINED THE AARON'S FRANCHISE TEAM IN 2002. COLLECTIVELY, THESE INDIVIDUALS PLAN TO OPEN 25 STORES OVER THE NEXT THREE YEARS.

franchise owner bases his or her individual business plan on the Company's proven financial and operating model. Next, the franchisee utilizes the site selection expertise of the Aaron's system, which includes market analysis identifying the strengths and weaknesses of competitors. This analysis is the basis of an effective marketing program to reach the customer base. Aaron's provides franchise principals with initial and ongoing training in the management and operation of Aaron's stores as well as the necessary computer software and assistance in advertising, marketing, and publicity. Aaron's willingness to repurchase stores provides an exit strategy for franchisees and attractive acquisition opportunities for the Company.

The entire Aaron organization benefits from the shared experience and expertise of the franchise principals and operating management of Company-operated stores. The Aaron's Franchise Association and the Aaron's Management Team, comprised of both franchise principals and representatives of the Company, are the key vehicles for communication and cross-fertilization.

Aaron's leadership in franchising is confirmed through annual surveys of franchise programs. For years, Aaron's has placed at or near the top in its category of appliance and furniture rentals by *Entrepreneur* magazine. The program also has ranked in the top 100 franchise chains by worldwide sales in the *Franchise Times*. To win the upper-tier ratings, Aaron's must meet high standards of financial performance based on growth of revenues, franchise fees, and the Company's proprietary products and services. In addition, Aaron's is judged on the performance and strength of its management, the relationship with franchise owners, and the opportunities available for the growth of franchised stores.



FURNITURE
ELECTRONICS

AARON'S RECENTLY PASSED THE 700 STORE MARK WITH A NEW STORE IN AUGUSTA, GEORGIA. THIS STORE, REPRESENTATIVE OF THE LATEST COMPANY STORE LAYOUT, IS OFF TO A STRONG START.

QUARTERLY REVENUES OF FRANCHISED STORES



$70,000
60,000
50,000
40,000
30,000
20,000
10,000
$0
($ in 000s)
Q1 Q2 Q3 Q4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
*Number of Stores


COMPUTERS
APPLIANCES



The rent-to-rent division of Aaron Rents, the Company's original line of business, continues to generate solid cash flow necessary for the Company's growth and is adapting to changing industry dynamics. This 70-store division, characterized by a high quality product line and high service standards, represents a significant share of the temporary furniture rental market in the United States, ranking as the second largest provider in the industry.

Traditionally, the rent-to-rent division has served residential and business customers (typically students, military personnel, entrepreneurs starting new businesses, major corporations with temporary rental needs). Corporate business (e.g. relocations) now represents the majority of the rent-to-rent revenues. Residential furniture represents nearly two-thirds of the business and office furniture, electronics and appliances the remainder. Aaron attempts to meet the needs of each customer category offering flexible options of renting, purchasing, or lease ownership. In addition to in-office consultation and an array of new products, Aaron's customers also have the option of purchasing previously rented furniture. Aaron's leverages the overhead of the rent-to-rent stores by using those locations as clearance centers for rental return merchandise.

Aaron has long been among the leaders in rentals of La-Z-Boy furniture and other popular brands of consumer products. The MacTavish Furniture Industries division produces stylish, quality furniture to meet the Company's needs. Customers may select big-screen televisions and personal computers as well as living room, dining room, and bedroom furnishings and accessories. Quality, style, and selection drive the product offerings. Aaron offers special housewares and linen rental programs to provide a complete, one-stop shopping experience.

The reputation of Aaron Rents as a leader in quality products and services has been built over nearly 50 years, customer-by-customer, order-by-order. A key factor in this reputation is the commitment to first-rate service, including: next day delivery of in-stock merchandise; the replacement without charge of any furniture that the customer considers to be unsatisfactory

RENT-TO-RENT RENTAL REVENUES


Rental Furniture 62%
Office Furniture 30%
Electronics and Appliances 8%

regardless of the reason; and the right to return furniture with full refund during the first week after delivery. Aaron Rents stores also offer competitive prices as a result of the cost advantages of the Company's own manufacturing resources and on-premises warehousing.

Over the past fifteen years, the residential business has become more of a corporate relocation business as consumers now have more financial options (for example, rent-to-own). The corporate relocation business is served by the rent-to-rent industry, long-term stay hotels and by furnished apartments. Responding to industry and economic changes, the rent-to-rent division has taken steps to consolidate operations and reduce expenses while focusing on marketing opportunities and positioning to benefit from the future economic recovery.

MACTAVISH FURNITURE INDUSTRIES AND DISTRIBUTION CENTERS: BUILDING FOR THE FUTURE


TV/DV
TV/DV
TV/DV
TV/DV
VEGA

The mission of MacTavish Furniture Industries, Aaron's manufacturing arm, is to support the growth plan of the Company's stores, both Company-operated and franchised. Control over a significant portion of the Company's product sourcing is a competitive advantage allowing Aaron's to provide same-day or next-day delivery of orders, the key to success in the rental, sales, and lease ownership business. Vertical integration also allows the Company to control design and quality as functionality and durability are key requirements for multiple rentals.

MacTavish produces full lines of furniture, accessories and bedding at 10 facilities in four states. Supporting this manufacturing capability is an expanding network of distribution centers, a dedicated service system for our stores unmatched by any competitor. During the past year MacTavish produced more than $55 million in furniture, accessories, and bedding at cost, ranking this division among the top furniture manufacturers in the United States. This represented a 17% increase in production from 2001 levels.



IN 2002, THE COMPANY OPENED A NEW DISTRIBUTION CENTER IN PHOENIX, ARIZONA. AARON'S NOW OPERATES 11 DISTRIBUTION CENTERS, ALL WITHIN 250 MILES OF A STORE. AARON HAS THE DISTRIBUTION CAPABILITY TO DELIVER CUSTOMER ORDERS SAME-DAY OR NEXT-DAY DUE TO THIS EFFICIENT DISTRIBUTION NETWORK.

Aaron's Associates continue to give of their time and talents as volunteers in many worthy causes. Aaron's Community Outreach Program (ACORP) made substantial contributions to communities served by the Company's stores, based on attained performance goals. Through this program, a store may earn up to $500 each month to be donated to local charities selected by the store's Associates. Recipients of the Aaron's donations include a wide range of organizations such as the Boys and Girls Club, the Make-A-Wish Foundation, the Muscular Dystrophy Association, and Toys For Tots. ACORP continues to emphasize volunteer efforts, ranging from Little League to building Habitat for Humanity homes. Over the past three years, ACORP has donated more than $1 million to Aaron's communities and deserving charities, a tangible expression of the spirit of giving of Aaron's Associates.



(Dollar Amounts in Thousands, Except Per Share)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Systemwide Revenues[1]	$874,709	$735,389	$656,096	$547,255	$464,175
OPERATING RESULTS					
Revenues:					
Rentals & Fees	$459,179	$403,385	$359,880	$318,154	$289,272
Retail Sales	72,698	60,481	62,417	62,296	62,576
Non-Retail Sales	88,969	66,212	65,498	45,394	18,985
Other	19,842	16,603	15,125	11,515	8,826
	640,688	546,681	502,920	437,359	379,659
Costs & Expenses:					
Retail Cost of Sales	53,856	43,987	44,156	45,254	44,386
Non-Retail Cost of Sales	82,407	61,999	60,996	42,451	17,631
Operating Expenses	293,346	276,682	227,587	201,923	189,719
Depreciation of Rental Merchandise	162,660	137,900	120,650	102,324	89,171
Interest	4,767	6,258	5,625	4,105	3,561
	597,036	526,826	459,014	396,057	344,468
Earnings Before Income Taxes	43,652	19,855	43,906	41,302	35,191
Income Taxes	16,212	7,519	16,645	15,700	13,707
Net Earnings	$ 27,440	$ 12,336	$ 27,261	$ 25,602	$ 21,484
Earnings Per Share	$ 1.31	$ .62	$ 1.38	$ 1.28	$ 1.06
Earnings Per Share Assuming Dilution	1.29	.61	1.37	1.26	1.04
Dividends Per Share:					
Common	$ .04	$ .04	$ .04	$ .04	$ .04
Class A	.04	.04	.04	.04	.04
FINANCIAL POSITION					
Rental Merchandise, Net	$317,287	$258,932	$267,713	$219,831	$194,163
Property, Plant & Equipment, Net	87,094	77,282	63,174	55,918	50,113
Total Assets	483,648	397,196	380,379	318,408	272,174
Interest-Bearing Debt	73,265	77,713	104,769	72,760	51,727
Shareholders' Equity	280,545	219,967	208,538	183,718	168,871
AT YEAR END					
Stores Open:					
Company-Operated	482	439	361	320	291
Franchised	232	209	193	155	136
Rental Agreements in Effect	369,000	314,600	281,000	254,000	227,400
Number of Employees	4,800	4,200	3,900	3,600	3,400

[1] *Systemwide revenues include revenues of franchised Aaron's Sales & Lease Ownership stores. Franchised store revenues are not revenues of Aaron Rents.*

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* on January 1, 2002. If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per share would have increased by approximately $688,000 ($.03 per share), $431,000 ($.02 per share), $323,000 ($.02 per share), and $173,000 ($.01 per share) for the years ended December 31, 2001, 2000, 1999, and 1998, respectively.

Results of Operations

Year ended December 31, 2002 Versus Year Ended December 31, 2001

REVENUES

Total revenues for the year ended 2002 increased $94 million to $640.7 million compared to $546.7 million in 2001, a 17.2% increase. The increase was due mainly to a $55.8 million, or 13.8%, increase in rentals and fees revenues, plus a $22.8 million, or 34.4%, increase in non-retail sales. Our rentals and fees revenues include all revenues derived from rental agreements from our sales and lease ownership and rent-to-rent stores, including agreements that result in our customers acquiring ownership at the end of the term of the rental agreements. The increase in rentals and fees revenues was attributable to a $77.3 million increase from our sales and lease ownership division, which had an average increase of 13% in same store revenues for the year ended 2002 and added 149 Company-operated stores since the beginning of 2001. The growth in our sales and lease ownership division was offset by a $21.5 million decrease in rental revenues in our rent-to-rent division. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge, or sell 29 under-performing stores since the beginning of 2001, as well as a decline of same store revenues.

Revenues from retail sales increased $12.2 million to $72.7 million in 2002 from $60.5 million in 2001 due to an increase of $20.8 million in the sales and lease ownership division offset by a decrease of $8.6 million in our rent-to-rent division. Retail sales represent sales of both new and rental return merchandise. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 34.4% to $89 million in 2002 from $66.2 million in 2001. The increased sales reflect the growth of our franchise operations.

Other revenues, which include franchise fee and royalty income and other miscellaneous revenues, for the year ended December 31, 2002 increased $3.2 million to $19.8 million compared with $16.6 million in 2001, a 19.5% increase. This increase was attributable to franchise fee and royalty income increasing $3 million, or 21.8%, to $16.6 million compared with $13.6 million last year, reflecting the net addition of 23 franchised stores in 2002 and improved operating revenues at older franchised stores.

With respect to our major operating units, revenues for our sales and lease ownership division increased $121 million to $501.4 million in 2002 compared with $380.4 million last year, a 31.8% increase. This increase was attributable to the store additions and same store revenue growth described above. Rent-to-rent division revenues for 2002 decreased 20% to $119.9 million from $150 million in 2001, due primarily to the closing or other disposition of under-performing stores and same store revenue decline previously described.

COST OF SALES

Cost of sales from retail sales increased $9.9 million or 22.4%, to $53.9 million in 2002 compared to $44 million in 2001, and as a percentage of sales, increased to 74.1% from 72.7%. The increase in retail cost of sales as a percentage of sales was primarily due to a slight decrease in margins in both the rent-to-rent and sales and lease ownership divisions in 2002 along with lower margins on retail sales from our newly acquired Sight & Sound stores. Cost of sales from non-retail sales increased $20.4 million to $82.4 million in the 2002 from $62 million in 2001, and as a percentage of sales, decreased to 92.6% from 93.6%. The increased margins on non-retail sales were primarily the result of higher margins on certain products sold to franchisees.

EXPENSES

Operating expenses in 2002 increased $16.7 million to $293.3 million from $276.7 million in 2001, a 6% increase. As a percentage of total revenues, operating expenses were 45.8% in 2002 and 50.6% in 2001. Operating expenses decreased in 2002 as a percentage of total revenues primarily due to higher costs in 2001 associated with the acquisition of sales and lease ownership store locations formerly operated by one of the nation's largest furniture retailers along with other new store openings coupled with non-cash charges of $5.6 million related to the rent-to-rent division. In addition, we discontinued amortizing goodwill in 2002 in connection with the adoption of a new accounting standard. This adoption had the effect of eliminating amortization expense of $1.1 million in 2002 compared with 2001.

Depreciation of rental merchandise increased $24.8 million to $162.7 million in 2002 from $137.9 million during 2001, an 18% increase. As a percentage of total rentals and fees, depreciation of rental merchandise increased to 35.4% from 34.2% in 2001. The increase as a percentage of rentals and fees reflects a greater percentage of our rentals and fees revenues coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

On January 1, 2002, we began depreciating sales and lease ownership merchandise upon the earlier to occur of its initial lease to a customer or twelve months after it is acquired from the vendor. Previously, we began depreciating sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. This change in accounting method increased net earnings by approximately $3 million, or $.14 per diluted common share in 2002.

Interest expense decreased $1.5 million to $4.8 million in 2002 compared with $6.3 million in 2001, a 23.8% decline. As a percentage of total revenues, interest expense decreased to 0.7% in 2002 from 1.1% in 2001. The decrease in interest expense as a percentage of total revenues was primarily due to lower debt levels in 2002.

Income tax expense increased $8.7 million to $16.2 million in 2002 compared with $7.5 million in 2001, representing an 115.6% increase due to the higher pre-tax earnings. Aaron Rents' effective tax rate was 37.1% in 2002 compared with 37.9% in 2001, primarily due to lower non-deductible expenses.

NET EARNINGS

As a result, net earnings increased $15.1 to $27.4 million in 2002 compared with $12.3 million last year representing a 122.4% increase. As a percentage of total revenues, net earnings were 4.3% in 2002 and 2.3% in 2001. The increase in net earnings was primarily due to the non-cash charges of $5.6 million incurred in the third quarter of 2001 along with the maturing 101 Company-operated sales and lease ownership stores added in 2001, and a 13% increase in same store revenue growth, coupled with the change in our rental merchandise depreciation method and the non-amortization of goodwill. In addition, the Company experienced higher than usual operating expenses in 2001 associated with the addition of 101 Company-operated stores.

Year Ended December 31, 2001 Versus Year Ended December 31, 2000

REVENUES

Total revenues for 2001 increased $43.8 million to $546.7 million compared with $502.9 million in 2000, an 8.7% increase. The increase was due mainly to a $43.5 million, or 12.1%, increase in rentals and fees revenues, plus a $714,000 increase in non-retail sales. The increase in rentals and fees revenues was attributable to a $62.7 million increase from our sales and lease ownership division, which added 101 Company-operated stores in 2001, offset by a $19.2 million decrease in our rent-to-rent division.

Revenues from retail sales decreased $1.9 million to $60.5 million in 2001 from $62.4 million for the prior year, a 3.1% decrease. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 1.1% to $66.2 million compared with $65.5 million for 2000. The increased sales were due to the growth of our franchise operations.

Other revenues for 2001 increased $1.5 million to $16.6 million compared with $15.1 million in 2000, a 9.8% increase. This increase was attributable to franchise fee and royalty income increasing $1.2 million, or 10%, to $13.6 million compared with $12.4 million in 2000, reflecting the net addition of 16 new franchised stores in 2001 and improved operating revenues at mature franchised stores.

With respect to our major operating units, revenues for our sales and lease ownership division increased $67.5 million to $380.4 million in 2001 compared with $312.9 million in 2000, a 21.6% increase. This increase was attributable to the sales and lease ownership division adding 101 stores in 2001 combined with same store revenue growth of 7.7% in 2001. Rent-to-rent division revenues in 2001 decreased 14.2% to $150 million from $174.9 million in 2000. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge, or sell 23 under-performing stores in 2001.

COST OF SALES

Cost of sales from retail sales decreased $169,000 to $44 million in 2001 compared with $44.2 million in 2000, and as a percentage of sales, increased to 72.7% from 70.7% primarily due to product mix. Cost of sales from non-retail sales increased $1 million to $62 million in 2001 from $61 million in 2000, and as a percentage of sales, increased to 93.6% from 93.1%. The decreased margins on non-retail sales were primarily the result of slightly lower margins on certain products sold to franchisees.

EXPENSES

Operating expenses in 2001 increased $49.1 million to $276.7 million from $227.6 million in 2000, a 21.6% increase. As a percentage of total revenues, operating expenses were 50.6% in 2001 and 45.3% in 2000. Operating expenses increased as a percentage of total revenues primarily due to the costs associated with the acquisition and accelerated start-up costs of sales and lease ownership locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, we recorded non-cash charges of $5.6 million related to the future real estate lease obligations of closed rent-to-rent stores and the write down of inventory and other assets within our rent-to-rent division.

Depreciation of rental merchandise increased $17.2 million to $137.9 million in 2001 from $120.7 million in 2000, a 14.3% increase. As a percentage of total rentals and fees, rental merchandise depreciation increased to 34.2% from 33.5%. This increase as a percentage of rentals and fees was mainly because a greater percentage of our rentals and fees revenues are coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

Interest expense increased 11.3% to $6.3 million in 2001 compared with $5.6 million in 2000. As a percentage of total revenues, interest expense was 1.1% in both years.

Income tax expense decreased $9.1 million to $7.5 million in 2001 compared with $16.6 million in 2000, a 54.8% decline. Aaron Rents' effective tax rate was 37.9% in both 2001 and 2000.

NET EARNINGS

Net earnings decreased $14.9 million to $12.3 million for 2001 compared with $27.3 million for 2000, a 54.8% decrease. As a percentage of total revenues, net earnings were 2.3% in 2001 and 5.4% in 2000. The decrease in net earnings was mainly the result of start-up expenses associated with the 101 new store openings, as compared with 32 stores opened in the prior year, and non-cash charges associated with our rent-to-rent division.

BALANCE SHEET

Cash. The Company's cash balance remained virtually unchanged with a balance of $96,000 and $93,000 at December 31, 2002 and 2001, respectively. The consistency of the cash balance is the result of the Company being a net borrower with all excess cash being used to pay down debt balances.

Deferred Income Taxes. The increase of $29.6 million in deferred income taxes from December 31, 2001 to December 31, 2002 is primarily the result of March 2002 tax law changes, effective September 2001, that allow accelerated depreciation of rental merchandise for tax purposes.

Bank Debt. The reduction in bank debt of $65.1 million from December 31, 2001 to December 31, 2002 is primarily the result of the Company's private placement of $50 million of senior unsecured notes in August 2002 coupled with a June 2002 public offering of 1.725 million newly-issued shares of Common Stock for net proceeds of $34.1 million.

Other Debt. The increase of $60.6 million in other debt from December 31, 2001 to December 31, 2002 is primarily the result of the Company's private placement of $50 million of senior unsecured notes in August 2002 and $11.7 million of debt related to capital leases associated with the sale and lease back of real estate.

Additional Paid-In Capital. The increase of $33.7 million in additional paid in capital from December 31, 2001 to December 31, 2002 is primarily the result of the Company's June 2002 public offering of 1.725 million newly-issued shares of Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

Cash flows from operations for the year ended December 31, 2002 and 2001 were $221.7 and $189.4 million, respectively. Our cash flows include profits on the sale of rental return merchandise. Our primary capital requirements consist of buying rental merchandise for both Company-operated sales and lease ownership and rent-to-rent stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:

- bank credit
- trade credit with vendors
- private debt
- stock offerings
- cash flow from operations
- proceeds from the sale of rental return merchandise

In August 2002, we sold $50 million in aggregate principal amount of our 6.88% senior unsecured notes due August 2009 in a private placement. Quarterly interest payments are due for the first two years followed by annual $10 million principal repayments plus interest for the next five years. We used some of the net proceeds of the sale to repay borrowings under our existing revolving credit facility, and intend to use a portion to finance future expansion. Information regarding our obligations to make future payments under our senior unsecured notes appears under "Commitments" below.

In June 2002, we completed an underwritten public offering of 1.725 million newly-issued shares of our common stock (including shares issued pursuant to the underwriters' over-allotment option) for net proceeds, after the underwriting discount and expenses, of approximately $34.1 million. We used the proceeds to repay borrowings under our revolving credit facility. A selling shareholder sold an additional 575,000 shares in the offering.

Aaron Rents has financed its growth through a revolving credit agreement with several banks, collateralized real estate borrowings, trade credit with vendors, and internally generated funds. Our revolving credit agreement dated March 30, 2001 provides for unsecured borrowings up to $110 million, including an $8 million credit line to fund daily working capital requirements. The interest rate under our revolving credit agreement is currently the lower of the lender's prime rate or LIBOR plus 1.25%. The agreement expires on March 30, 2004.

At December 31, 2002, an aggregate of $7.3 million was outstanding under the revolving credit agreement, bearing interest at a weighted average variable rate of 3.1%. The Company's long-term debt decreased by approximately $4.4 million in 2002. The decline in borrowings is primarily attributable to cash generated from operating activities of $221.7 million along with the $34.1 million in net proceeds from a public offering of 1.725 million shares of our Common Stock. Information regarding our obligations to make future payments under our credit facility appears under "Commitments" below. We use interest rate swap agreements as part of our overall long-term financing program, as described below under "Market Risk."

Aaron Rents' revolving credit agreement, senior unsecured notes, the construction and lease facility, and the franchise loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, then we will be in default under these commitments, and all amounts would become due immediately. Aaron Rents was complying with all these covenants at December 31, 2002.

As of December 31, 2002, Aaron Rents was authorized by its board of directors to purchase up to an additional 1,186,890 common shares.

Aaron Rents has paid dividends for 16 consecutive years. A $.02 per share dividend on our common stock and Class A stock was paid in January 2002 and July 2002, for a total fiscal year cash outlay of $798,000. Subject to sufficient operating profits, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends.

We believe that the proceeds from our public stock offering, our senior note offering, our expected cash flows from operations, proceeds from the sale of rental return merchandise, bank and other borrowings, and vendor credit will be sufficient to fund our capital and liquidity needs for at least the next 24 months.

COMMITMENTS

Construction and Lease Facility. On October 31, 2001, we renewed our $25 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $24.7 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.35%. The lease facility contains residual value guarantee and default guarantee provisions. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are approximately $20.9 million and $24.7 million, respectively, at December 31, 2002.

Leases. Aaron Rents leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next three years. We expect that most leases will be renewed or replaced by other leases in the normal course of business. Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2002 including leases under our construction and lease facility described above are as follows: $33.3 million in 2003; $27.8 million in 2004; $19.8 million in 2005; $12.6 million in 2006; $6.8 million in 2007; and $7.1 million thereafter.

The Company has 13 capital leases, 12 of which are with limited liability companies (LLCs) whose owners include Aaron Rents' executive officers, and majority shareholder. Eleven of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLCs for a total purchase price of approximately $5 million. The LLC is leasing back these properties to Aaron Rents for 15-year terms at an aggregate annual rental of approximately $635,000. The twelfth related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of approximately $617,000. See Note E to the Consolidated Financial Statements.

Franchise Guaranty. Aaron Rents has guaranteed the borrowings of certain independent franchisees under a franchise loan program with a bank. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee's debt obligations, which would be due in full within 90 days of the event of default. At December 31, 2002, the portion which we might be obligated to repay in the event our franchisees defaulted was approximately $63.7 million. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception, Aaron Rents has had no losses associated with the franchisee loan and guaranty program.

We have no long-term commitments to purchase merchandise. See Note G to the Consolidated Financial Statements for further information.

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2002:

(In Thousands)	Total	Period Less Than 1 Year	Period 1–3 Years	Period 4–5 Years	Period Over 5 Years
Credit facilities, including capital leases	$ 73,265	$ 277	$18,138	$21,020	$33,830
Operating leases	107,530	33,326	47,678	19,426	7,100
Total Contractual Cash Obligations	$180,795	$33,603	$65,816	$40,446	$40,930

The Company has certain commercial commitments related to franchisee borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2002:

(In Thousands)	Total Amounts Committed	Period Less Than 1 Year	Period 1–3 Years	Period 4–5 Years	Period Over 5 Years
Guaranteed borrowings of franchisees	$63,700	$63,700			
Residual value guarantee under operating leases	20,900			20,900	
Total Commercial Commitments	$84,600	$63,700		$20,900	

Market Risk

Aaron Rents manages its exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe minimizes the risk of counterparty default to a large extent.

At December 31, 2002, we had swap agreements with total notional principal amounts of $60 million which effectively fixed the interest rates on obligations in the notional amount of $28 million of debt under our revolving credit agreement, variable payment construction and lease facility, and other debt at an average rate of 5.9%, as follows: $20 million at an average rate of 6.15% until May 2003; $10 million at an average rate of 7.96% until November 2003; $10 million at an average rate of 7.75% until November 2003; and an additional $20 million at an average rate of 7.6% until June 2005. In 2002, we reassigned approximately $24 million of notional amount of swaps to the variable payment obligations under our construction and lease facility described above. Since August 2002, fixed rate swap agreements in the notional amount of $32 million were not being utilized as a hedge of variable obligations, and accordingly, changes in the valuation of such swap agreements are recorded directly to earnings. The fair value of interest rate swap agreements was a liability of approximately $3.3 million at December 31, 2002. A 1% adverse change in interest rates on variable rate obligations would not have a material adverse impact on the future earnings and cash flows of the Company.

We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments of any kind for trading or speculative purposes.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), *Business Combinations*. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We have had no significant business combinations after June 30, 2001.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*. We performed Step 1 of the required transitional impairment test under SFAS 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. We concluded that the enterprise fair values of our reporting units were greater than the carrying value, and accordingly, no further impairment analysis was considered necessary. We also adopted the non-amortization provisions of SFAS 142, which resulted in an increase in net earnings of $688,000 or $.03 diluted earnings per share for 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes Statement of Financial

Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*. We adopted SFAS 144 as of January 1, 2002, and the statement had no material effect on our consolidated financial statements.

Critical Accounting Policies

REVENUE RECOGNITION

Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs – mainly depreciation – associated with the rental merchandise. At the years ended December 31, 2002 and 2001, Aaron Rents had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $7.5 million and $5.7 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

RENTAL MERCHANDISE DEPRECIATION

Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value. Prior to 2002, we depreciated sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. In the first quarter of 2002, we began depreciating this merchandise upon the earlier to occur of its initial lease to a customer or 12 months after it is acquired from the vendor. See Note B to the Consolidated Financial Statements. Nevertheless, sales and lease ownership merchandise is generally depreciated at a faster rate than our rent-to-rent merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate. Our rent-to-rent division depreciates merchandise over its estimated useful life which ranges from six months to 60 months, net of its salvage value which ranges from 0% to 60%.

Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it's adjusted to its net realizable value or written off.

All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs totaled approximately $10.1 million, $10 million and $8.9 million during the years ended December 31, 2002, 2001, and 2000, respectively.

CLOSED STORE RESERVES

From time to time, Aaron Rents closes or consolidates retail stores. We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. At the years ended December 31, 2002 and 2001, our reserve for closed stores was $1.5 million and $3.4 million, respectively. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2002.

INSURANCE PROGRAMS

Aaron Rents maintains insurance contracts for paying of workers' compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program.

Our liability for workers compensation insurance claims and group health insurance was approximately $3.1 million and $3.3 million, respectively, at the years ended December 31, 2002 and 2001.

If we resolve existing workers compensation claims for amounts which are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2002. Additionally, if the actual group health insurance liability exceeds our projection, we will be required to pay additional amounts beyond those accrued at December 31, 2002.

The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Forward Looking Statements

Certain written and oral statements made by our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events, or developments that we expect or anticipate will occur in the future – including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results – are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to publicly update or revise any forward-looking statements. For a discussion of such risks and uncertainties see "Certain Factors Affecting Forward-Looking Statements" in the Company's Annual Report on Form 10-K for fiscal 2002, filed with the Securities and Exchange Commission, which discussion is incorporated herein by this reference.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 96	$ 93
Accounts Receivable	26,973	25,411
Rental Merchandise	470,225	392,532
Less: Accumulated Depreciation	(152,938)	(133,600)
	317,287	258,932
Property, Plant & Equipment, Net	87,094	77,282
Goodwill, Net	25,985	22,096
Prepaid Expenses & Other Assets	26,213	13,382
Total Assets	$483,648	$397,196
LIABILITIES & SHAREHOLDERS' EQUITY		
Accounts Payable & Accrued Expenses	$ 64,131	$ 65,344
Dividends Payable	434	399
Deferred Income Taxes Payable	50,517	20,963
Customer Deposits & Advance Payments	14,756	12,810
Credit Facilities	73,265	77,713
Total Liabilities	203,103	177,229
Commitments & Contingencies		
Shareholders' Equity		
Preferred Stock, Par Value $1 Per Share; Authorized: 1,000,000 Shares; None Issued		
Common Stock, Non-Voting, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 19,995,987 at December 31, 2002 and 18,270,987 at December 31, 2001	9,998	9,135
Class A Common Stock, Voting, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 5,361,761	2,681	2,681
Additional Paid-In Capital	87,502	53,846
Retained Earnings	223,928	197,321
Accumulated Other Comprehensive Loss	(1,868)	(1,954)
	322,241	261,029
Less: Treasury Shares at Cost,		
Common Stock, 2,012,470 Shares at December 31, 2002 and 2,130,421 Shares at December 31, 2001	(25,792)	(26,826)
Class A Common Stock, 1,630,055 Shares at December 31, 2002 and 1,532,255 Shares at December 31, 2001	(15,904)	(14,236)
Total Shareholders' Equity	280,545	219,967
Total Liabilities & Shareholders' Equity	$483,648	$397,196

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In Thousands, Except Per Share)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
REVENUES			
Rentals & Fees	$459,179	$403,385	$359,880
Retail Sales	72,698	60,481	62,417
Non-Retail Sales	88,969	66,212	65,498
Other	19,842	16,603	15,125
	640,688	546,681	502,920
COSTS & EXPENSES			
Retail Cost of Sales	53,856	43,987	44,156
Non-Retail Cost of Sales	82,407	61,999	60,996
Operating Expenses	293,346	276,682	227,587
Depreciation of Rental Merchandise	162,660	137,900	120,650
Interest	4,767	6,258	5,625
	597,036	526,826	459,014
Earnings Before Income Taxes	43,652	19,855	43,906
Income Taxes	16,212	7,519	16,645
Net Earnings	$ 27,440	$ 12,336	$ 27,261
Earnings Per Share	$ 1.31	$ .62	$ 1.38
Earnings Per Share Assuming Dilution	1.29	.61	1.37

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands, Except Per Share)	Treasury Stock Shares	Treasury Stock Amount	Common Stock Common	Common Stock Class A	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Derivatives Designated As Hedges	Accumulated Other Comprehensive Income (Loss) Marketable Securities
BALANCE, DECEMBER 31, 1999	(3,710)	($41,592)	$9,135	$2,681	$54,181	$159,313		
Reacquired Shares	(328)	(4,625)						
Dividends, $.04 per share						(792)		
Reissued Shares	275	3,495			(519)			
Net Earnings						27,261		
BALANCE, DECEMBER 31, 2000	(3,763)	(42,722)	9,135	2,681	53,662	185,782		
Dividends, $.04 per share						(797)		
Reissued Shares	100	1,660			184			
Net Earnings						12,336		
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,191							($1,954)	
BALANCE, DECEMBER 31, 2001	(3,663)	(41,062)	9,135	2,681	53,846	197,321	(1,954)	
Reacquired Shares	(98)	(1,667)						
Stock Offering			863		33,215			
Dividends, $.04 per share						(833)		
Reissued Shares	118	1,033			441			
Net Earnings						27,440		
Change in Fair Value of Financial Instruments, Net of Income Taxes of $51							(18)	$104
BALANCE, DECEMBER 31, 2002	(3,643)	($41,696)	$9,998	$2,681	$87,502	$223,928	($1,972)	$104

The accompanying notes are an integral part of the Consolidated Financial Statements.

(In Thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
OPERATING ACTIVITIES			
Net Earnings	$ 27,440	$ 12,336	$ 27,261
Depreciation & Amortization	179,040	153,548	133,109
Deferred Income Taxes	29,554	1,168	6,576
Change in Accounts Payable & Accrued Expenses	(3,725)	27,320	(2,248)
Change in Accounts Receivable	(488)	(1,657)	(2,607)
Other Changes, Net	(10,152)	(3,357)	4,074
Cash Provided by Operating Activities	221,669	189,358	166,165
INVESTING ACTIVITIES			
Additions to Property, Plant & Equipment	(42,913)	(34,785)	(23,761)
Book Value of Property Retired or Sold	17,723	6,605	7,326
Additions to Rental Merchandise	(351,389)	(237,912)	(279,580)
Book Value of Rental Merchandise Sold	140,435	115,527	115,601
Contracts & Other Assets Acquired	(14,033)	(12,125)	(14,273)
Cash Used by Investing Activities	(250,177)	(162,690)	(194,687)
FINANCING ACTIVITIES			
Proceeds from Credit Facilities	139,542	162,219	202,637
Repayments on Credit Facilities	(143,990)	(189,275)	(170,628)
Dividends Paid	(798)	(797)	(792)
Common Stock Offering	34,078		
Acquisition of Treasury Stock	(1,667)		(4,625)
Issuance of Stock under Stock Option Plans	1,346	1,183	1,926
Cash Provided (Used) by Financing Activities	28,511	(26,670)	28,518
Increase (Decrease) in Cash	3	(2)	(4)
Cash at Beginning of Year	93	95	99
Cash at End of Year	$ 96	$ 93	$ 95
Cash Paid (Received) During the Year:			
Interest	$ 4,361	$ 6,183	$ 5,674
Income Taxes	(2,151)	3,544	5,762

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of December 31, 2002 and 2001, and for the Years Ended December 31, 2002, 2001 and 2000.

Basis of Presentation — The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Line of Business — The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture for its sales and lease ownership and rent-to-rent operations.

Rental Merchandise consists primarily of residential and office furniture, consumer electronics, appliances, and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from six months to 60 months, net of its salvage value which ranges from 0% to 60%. Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store, and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.

All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs, recorded as a component of operating expenses, totaled approximately $10.1 million, $10 million and $8.9 million during the years ended December 31, 2002, 2001, and 2000, respectively. See Note B.

Property, Plant, and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

Shipping and Handling Costs — Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of earnings and totaled approximately $20,554,000 in 2002, $18,965,000 in 2001, and $17,397,000 in 2000.

Advertising — The Company expenses advertising costs as incurred. Such costs aggregated $15,406,000 in 2002, $14,204,000 in 2001, and $11,937,000 in 2000.

Stock Based Compensation — The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $341,000, $288,000, and $540,000, in 2002, 2001, and 2000, respectively.

Goodwill — Goodwill primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note B). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if goodwill impairment occurs at a future date.

Long-Lived Assets Other Than Goodwill — The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Fair Value of Financial Instruments — The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank, and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $3,321,000 and $3,145,000 at December 31, 2002 and 2001, respectively, based upon quotes from financial institutions. At December 31, 2002 and 2001, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

At December 31, 2002, the fair market value of fixed rate long-term debt was approximately $51,074,000, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Revenue Recognition — Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment which is when title and risk of ownership are transferred to the customer.

Franchisees pay a non-refundable initial franchise fee of $35,000 for each store opened and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own, and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Prior to opening, the franchisees are provided support in creating a business plan, site selection services, marketing analysis, and training, and are provided necessary computer software and assistance in advertising and publicity to reach the market area of each store. Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The ongoing royalties are recognized in the period earned. In addition, on a monthly basis, the Company recognizes servicing and guarantee fees as earned associated with the Company-sponsored franchise loan program. The Company includes this income in Other Revenues in the Consolidated Statements of Earnings.

Allowance for Uncollectible Accounts Receivable — The Company had an allowance for uncollectible accounts receivable of $1,300,000 as of December 31, 2002.

Closed Store Reserves — From time to time the Company closes under-performing stores. The charges related to the closing of these stores primarily consist of reserving the net present value of future minimum payments under the store's real estate leases.

Insurance Reserves — Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company's employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analysis of the projected claims run off for both reported and unreported but incurred claims.

Derivative Instruments and Hedging Activities — From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. The ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest rate swap agreements as an adjustment to interest expense, or in the case of variable payment lease obligations, as an adjustment to net expenses. At December 31, 2002, the notional amount of approximately $28,000,000 of the Company's interest rate swaps were designated as effective cash flow hedges, and approximately $32,000,000 were not being utilized as a hedge of variable obligations. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income at the time of extinguishment. The Company does not enter into derivatives for speculative or trading purposes.

Comprehensive Income — Comprehensive income totaled $27,526,000, $10,382,000, and $27,261,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

New Accounting Pronouncements — Effective January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations* (SFAS No. 141), and SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. See Note B.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* (EITF 94-3). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have a significant impact on the Company's financial statements.

In December, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* (SFAS No. 148). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The additional disclosures required under SFAS No. 148 have been included in Note I.

In November, 2002, the FASB issued Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN

45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note G. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption is not expected to have a material effect on the Company's financial statements.

In January 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor* (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. While the Company does receive cash consideration from vendors subject to the provisions of EITF 02-16, the Company has not yet completed its evaluation of the potential impact on its financial statements. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002.

NOTE B: ACCOUNTING CHANGES

Effective January 1, 2002, the Company prospectively changed its method of depreciation for sales and lease ownership rental merchandise. Previously, all sales and lease ownership rental merchandise began being depreciated when received at the store over a period of the shorter of 36 months or the length of the rental period(s), to a salvage value of zero. Due to changes in business, the Company changed the depreciation method such that sales and lease ownership rental merchandise received into a store begins being depreciated at the earlier of the expiration of 12 months from the date of acquisition, or upon being subject to a sales and lease ownership agreement. Under the previous and the new depreciation method, rental merchandise in distribution centers does not begin being depreciated until 12 months from the date of acquisition. The Company believes the new depreciation method results in a better matching of the costs of rental merchandise with the corresponding revenue. The change in method of depreciation had the effect of increasing net income by approximately $3,038,000, or approximately $.14 diluted earnings per share, for the year ended December 31, 2002.

Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When fair value is less than the related carrying value, entities are required to reduce the amount of goodwill. The Company performed Step 1 of the required transitional impairment test under SFAS No. 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. The Company concluded that the enterprise fair value of the Company's reporting units was greater than the carrying value and, accordingly, no further impairment analysis was considered necessary.

Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives up to a maximum of 20 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in prior years, the Company's earnings would have been affected as follows:

(In Thousands, Except Per Share)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net earnings, as reported	$27,440	$12,336	$27,261
Add back: Goodwill amortization, net of tax		688	431
Net earnings, as adjusted	$27,440	$13,024	$27,692
Basic earnings per common share:			
As reported	$ 1.31	$ .62	$ 1.38
Add back: Goodwill amortization		.03	.02
As adjusted	$ 1.31	$ .65	$ 1.40
Diluted earnings per common share:			
As reported	$ 1.29	$ .61	$ 1.37
Add back: Goodwill amortization		.03	.02
As adjusted	$ 1.29	$ .64	$ 1.39

NOTE C: EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year, which were 20,909,000 shares in 2002, 19,928,000 shares in 2001, and 19,825,000 shares in 2000. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 324,000 in 2002, 214,000 in 2001, and 142,000 in 2000, respectively.

NOTE D: PROPERTY, PLANT & EQUIPMENT

(In Thousands)	December 31, 2002	December 31, 2001
Land	$ 9,077	$ 10,504
Buildings & Improvements	32,943	37,570
Leasehold Improvements & Signs	44,587	38,214
Fixtures & Equipment	29,768	28,357
Assets Under Capital Lease:		
With Related Parties	10,308	
With Unrelated Parties	1,432	
Construction in Progress	4,318	1,788
	132,433	116,433
Less: Accumulated Depreciation & Amortization	(45,339)	(39,151)
	$ 87,094	$ 77,282

NOTE E: CREDIT FACILITIES

Following is a summary of the Company's credit facilities at December 31:

(In Thousands)	December 31, 2002	December 31, 2001
Bank Debt	$ 7,325	$72,397
Private Placement	50,000	
Capital Lease Obligation:		
With Related Parties	10,308	
With Unrelated Parties	1,432	
Other Debt	4,200	5,316
	$73,265	$77,713

Bank Debt — The Company has a revolving credit agreement dated March 30, 2001 with several banks providing for unsecured borrowings up to $110,000,000, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.25%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2002 and 2001, an aggregate of $7,325,000 (bearing interest at 2.65%) and $72,397,000 (bearing interest at 3.21%) was outstanding under the current and prior revolving credit agreements, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 3.86% in 2002, 5.77% in 2001, and 7.07% in 2000. The revolving credit agreement expires March 30, 2004.

The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $187,675,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter plus (c) 100% of the net proceeds of $34,078,000 from an underwritten public offering of 1,725,000 newly-issued shares of its common stock in June 2002. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 2002, $37,901,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

Private Placement — On August 14, 2002 the Company sold $50,000,000 in aggregate principal amount of senior unsecured notes (the Notes) in a private placement to a consortium of insurance companies. The Notes mature August 13, 2009. Quarterly interest only payments at 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter.

Capital Leases with Related Parties — In April 2002, the Company sold land and buildings with a carrying value of approximately $6,258,000 to a limited liability company (LLC) controlled by the Company's majority shareholder. Simultaneously, the Company and the LLC entered into a fifteen-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company. The LLC obtained borrowings collateralized by the land and building totalling approximately $6,401,000. The land and building associated with the lease collateralizing the obligation are occupied by the Company. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the lease financing is approximately 8.7%. Accordingly, the land and building and the lease obligation are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

In December 2002, the Company sold 11 properties, including leasehold improvements, to a separate limited liability company (LLC) controlled by a group of Company executives and managers, including the Company's majority shareholder. The LLC obtained borrowings collateralized by land and buildings totalling approximately $5 million. Simultaneously, the Company and the LLC entered into 11 separate fifteen-year leases for the land and buildings, each lease containing one five-year renewal option at the discretion of the Company. The land and buildings associated with the lease collateralizing the obligation are occupied by the Company. The transactions have been accounted for as capital leases in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings and the lease obligations are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

Other Debt — Other debt at December 31, 2002 is comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2002 was 1.60%. No principal payments are due on the bonds until maturity in 2015.

Future principal maturities under the Company's credit facilities are as follows:

2003	$ 277
2004	7,713
2005	10,425
2006	10,464
2007	10,556
Thereafter	33,830

NOTE F: INCOME TAXES

(In Thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Current Income Tax (Benefit) Expense:			
Federal	($11,431)	$6,239	$ 9,461
State	(1,911)	112	608
	(13,342)	6,351	10,069
Deferred Income Tax Expense:			
Federal	26,209	953	5,520
State	3,345	215	1,056
	29,554	1,168	6,576
	$16,212	$7,519	$16,645

Significant components of the Company's deferred income tax liabilities and assets are as follows:

(In Thousands)	December 31, 2002	December 31, 2001
Deferred Tax Liabilities:		
Rental Merchandise and Property, Plant & Equipment	$59,432	$28,852
Other, Net	3,486	1,376
Total Deferred Tax Liabilities	62,918	30,228
Deferred Tax Assets:		
Accrued Liabilities	1,211	2,702
Advance Payments	5,371	3,512
Other, Net	5,819	3,051
Total Deferred Tax Assets	12,401	9,265
Net Deferred Tax Liabilities	$50,517	$20,963

The Company's effective tax rate differs from the federal income tax statutory rate as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Statutory Rate	35.0%	35.0%	35.0%
Increases in Taxes Resulting From:			
State Income Taxes, Net of Federal Income Tax Benefit	2.1	1.1	2.5
Other, Net		1.8	0.4
Effective Tax Rate	37.1%	37.9%	37.9%

NOTE G: COMMITMENTS

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. The Company also leases certain properties under capital leases which are more fully described in Note E. Most of the operating leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $24,700,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation and computer equipment under operating leases expiring during the next three to five years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2002, are as follows: $33,325,000 in 2003; $27,847,000 in 2004; $19,831,000 in 2005; $12,596,000 in 2006; $6,829,000 in 2007; and $7,100,000 thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,700,000.

Rental expense was $38,970,000 in 2002, $36,506,000 in 2001, and $30,659,000 in 2000.

The Company leases one building from a partnership of which an officer of the Company is a partner under an operating lease expiring in 2008 for annual rentals aggregating $212,700.

The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $453,000 in 2002, $436,000 in 2001; and $427,000 in 2000.

NOTE H: SHAREHOLDERS' EQUITY

In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2002, 97,800 shares of the Company's Class A Common Stock were purchased at an aggregate cost of $1,667,490 and 9,884 shares of the Company's Common Stock were transferred back into treasury at an aggregate cost of $218,000. The Company was authorized to purchase an additional 1,186,890 shares and held a total of 3,642,525 common shares in its treasury at December 31, 2002. The Company's articles of incorporation provide that no cash dividends may be paid on our Class A Common Stock unless equal or higher dividends are paid on the Common Stock.

The Company has 1,000,000 shares of Preferred Stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE I: STOCK OPTIONS

The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,817,000 of the Company shares were reserved for issuance at December 31, 2002. The weighted average fair value of options granted was $9.84 in 2002, $9.68 in 2001, and $8.11 in 2000.

Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2002, 2001, and 2000 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rates of 5.78%, 6.05%, and 6.47%, a dividend yield of .18%, .24%, and .28%; a volatility factor of the expected market price of the Company's Common Stock of .46, .45, and .45; and a weighted average expected life of the option of five years in 2002, and eight years for all other years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net earnings and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period:

(In Thousands, Except Per Share)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net earnings as reported	$27,440	$12,336	$27,261
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,165)	(1,262)	(1,351)
Pro forma net earnings	$26,275	$11,074	$25,910
Earnings per share:			
Basic — as reported	$ 1.31	$ .62	$ 1.38
Basic — pro forma	$ 1.26	$ .56	$ 1.31
Diluted — as reported	$ 1.29	$ .61	$ 1.37
Diluted — pro forma	$ 1.24	$ .55	$ 1.30

The table below summarizes option activity for the periods indicated in the Company's stock option plans.

(In Thousands, Except Per Share)	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,302	$12.17
Granted	405	13.73
Exercised	(235)	8.22
Forfeited	(95)	16.18
Outstanding at December 31, 2000	1,377	13.02
Granted	133	16.30
Exercised	(110)	10.77
Forfeited	(99)	16.44
Outstanding at December 31, 2001	1,301	13.29
Granted	205	20.86
Exercised	(98)	13.77
Forfeited	(70)	17.34
Outstanding at December 31, 2002	1,338	14.21
Exercisable at December 31, 2002	714	$12.47

The following table summarizes information about stock options outstanding at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2002	Weighted Average Exercise Price
$ 9.87–$10.00	411,800	3.27 years	$ 9.88	411,800	$ 9.88
10.01 – 15.00	408,000	7.42 years	13.38	90,500	13.13
15.01 – 20.86	517,850	6.92 years	16.87	211,350	17.26
$ 9.87–$20.86	1,337,650	6.23 years	$14.21	713,650	$12.47

NOTE J: FRANCHISING OF AARON'S SALES & LEASE OWNERSHIP STORES

The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2002 and 2001, 445 and 299 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own, and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

The Company has guaranteed certain debt obligations of some of the franchisees amounting to $63,704,000 at December 31, 2002. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which is recognized as income is earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE K: ACQUISITIONS AND DISPOSITIONS

In 2000, the Company acquired 20 sales and lease ownership stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000. During 2001, the Company acquired 23 sales and lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also, in 2001 the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant. During 2002, the Company acquired 10 sales and lease ownership stores and 25 credit retail stores with an aggregate purchase price of $14,033,000. The excess cost over the fair market value of tangible assets acquired, representing goodwill, was approximately $3,889,000.

These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2002, 2001, and 2000 consolidated financial statements was not significant.

In 2002, the Company sold four of its sales and lease ownership stores to an existing franchisee. In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. In 2000, the Company sold four of its rent-to-rent stores. The effect of these sales on the consolidated financial statements was not significant.

NOTE L: SEGMENTS

Description of Products and Services of Reportable Segments

Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps, and accessories, and bedding predominantly for use by the other divisions.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affects inventory valuation, depreciation, and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

Factors Used by Management to Identify the Reportable Segments

The Company's reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

Revenues in the "Other" category are primarily from leasing space to unrelated, third parties in our corporate headquarters building and revenues from several minor unrelated activities. The pretax losses in the "Other" category are the net result of the profit and losses from leasing a portion of the corporate headquarters and several minor unrelated activities, and the portion of corporate overhead not allocated to the reportable segments for management purposes. The significant increase in "Other" losses before income taxes in 2001 and 2002 as compared to 2000 relates to the under allocation of corporate expenses to the reportable segments in the periods of rising corporate expenses.

"Other Allocations and Adjustments" are primarily comprised of the capitalization and amortization of manufacturing variances not allocated to the segment which holds the related rental merchandise, adjustments to the closed store reserve, and other non-recurring adjustments not allocated to the operating segments. The reason for the change in the "Other Allocations and Adjustments" from 2000 to 2001 was primarily the recording of a $5.6 million charge for future lease obligations and impaired assets which were not charged to the corresponding operating segment for management reporting purposes.

Earnings before income taxes for each reportable segment are generally determined in accordance with generally accepted accounting principles with the following adjustments:

- A predetermined amount of approximately 2.2% of each reportable segments' revenues is charged from corporate as an allocation of corporate overhead.
- Non-recurring or unusual adjustments related to store closures and rent payments related to closed stores are not recorded on the reportable segments financial statements, but rather maintained and controlled by corporate headquarters.
- The capitalization and amortization of manufacturing variances is recorded on the corporate financial statements as part of "Other Allocations and Adjustments" and is not allocated to the segment which holds the related rental merchandise.
- Interest on borrowings is estimated at the beginning of each year. Interest is then allocated from corporate to operating segments on the basis of relative total assets.
- Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.

Information on segments and a reconciliation to earnings before income taxes are as follows:

(In Thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenues From External Customers:			
Sales & Lease Ownership	$501,390	$380,404	$312,921
Rent-to-Rent	119,885	150,002	174,918
Franchise	16,663	13,913	12,621
Other	4,746	4,243	4,057
Manufacturing	56,002	47,035	54,340
Elimination of Intersegment Revenues	(56,141)	(47,801)	(54,807)
Cash to Accrual Adjustments	(1,857)	(1,115)	(1,130)
Total Revenues From External Customers	$640,688	$546,681	$502,920
Earnings Before Income Taxes:			
Sales & Lease Ownership	$ 31,220	$ 11,314	$ 19,527
Rent-to-Rent	9,057	9,152	16,346
Franchise	10,919	9,212	7,484
Other	(5,544)	(3,244)	(943)
Manufacturing	989	(587)	728
Earnings Before Income Taxes For Reportable Segments	46,641	25,847	43,142
Elimination of Intersegment Loss	(760)	(1,449)	(441)
Cash to Accrual Adjustments	(3,259)	(1,151)	(804)
Other Allocations & Adjustments	1,030	(3,392)	2,009
Total Earnings Before Income Taxes	$ 43,652	$ 19,855	$ 43,906
Assets:			
Sales & Lease Ownership	$327,845	$241,245	$205,043
Rent-to-Rent	89,133	107,882	128,163
Franchise	12,627	13,991	12,961
Other	35,488	17,533	17,485
Manufacturing	18,555	16,545	16,727
Total Assets	$483,648	$397,196	$380,379
Depreciation & Amortization:			
Sales & Lease Ownership	$154,310	$121,953	$ 97,139
Rent-to-Rent	22,901	29,736	34,557
Franchise	486	444	412
Other	541	690	354
Manufacturing	802	725	647
Total Depreciation & Amortization	$179,040	$153,548	$133,109
Interest Expense:			
Sales & Lease Ownership	$ 4,768	$ 4,620	$ 2,750
Rent-to-Rent	2,493	3,010	2,496
Franchise	83	119	144
Other	(2,577)	(1,491)	235
Total Interest Expense	$ 4,767	$ 6,258	$ 5,625

NOTE M: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In Thousands, Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED DECEMBER 31, 2002				
Revenues	$156,663	$151,162	$157,838	$175,025
Gross Profit	79,074	78,822	79,948	84,079
Earnings Before Taxes	9,457	10,666	10,669	12,860
Net Earnings	5,921	6,696	6,721	8,102
Earnings Per Share	.30	.33	.31	.37
Earnings Per Share Assuming Dilution	.29	.32	.31	.37
YEAR ENDED DECEMBER 31, 2001				
Revenues	$141,417	$132,763	$132,516	$139,985
Gross Profit	75,857	71,442	70,034	68,859
Earnings Before Taxes	11,802	7,998	(3,158)	3,213
Net Earnings	7,329	4,967	(1,961)	2,001
Earnings Per Share	.37	.25	(.10)	.10
Earnings Per Share Assuming Dilution	.37	.25	(.10)	.10

In the third quarter of 2001, the Company recorded non-cash charges totaling approximately $5.6 million, before income taxes, related to certain store closings and related exit costs.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Aaron Rents, Inc.:

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and changed its method of depreciating sales and lease ownership rental merchandise.

Ernst + Young LLP

Atlanta, Georgia
February 21, 2003

COMMON STOCK MARKET PRICES & DIVIDENDS

The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 14, 2003 was 2,600. The closing price for the Common Stock and Class A Common Stock on March 14, 2003 was $18.51 and $19.55, respectively.

Subject to our continuing to earn sufficient income, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends. Our articles of incorporation provide that no cash dividends may be paid on our Class A stock unless equal or higher dividends are paid on the Common Stock. Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net earnings for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividends actually paid in the prior year.

Common Stock	High	Low	Cash Dividends Per Share
DECEMBER 31, 2002			
First Quarter	$23.15	$14.45	
Second Quarter	28.49	20.15	.02
Third Quarter	23.60	18.50	
Fourth Quarter	23.20	20.10	.02
DECEMBER 31, 2001			
First Quarter	$17.50	$13.55	
Second Quarter	19.50	15.10	.02
Third Quarter	18.97	14.90	
Fourth Quarter	18.20	15.00	.02

Class A Common Stock	High	Low	Cash Dividends Per Share
DECEMBER 31, 2002			
First Quarter	$22.25	$10.50	
Second Quarter	27.50	21.40	.02
Third Quarter	24.60	20.60	
Fourth Quarter	23.75	21.15	.02
DECEMBER 31, 2001			
First Quarter	$15.90	$12.13	
Second Quarter	16.50	15.72	.02
Third Quarter	16.35	13.75	
Fourth Quarter	15.25	12.50	.02

STORE LOCATIONS IN THE UNITED STATES AND PUERTO RICO


AT DECEMBER 31, 2002
● Company-Operated Sales & Lease Ownership 387
● Franchised Sales & Lease Ownership 232
○ Rent-to-Rent 70
● Sight & Sound 25
Total Stores 714
○ Manufacturing & Distribution Centers 21



BOARD OF DIRECTORS

R. Charles Loudermilk, Sr.
Chairman of the Board, Chief Executive Officer, Aaron Rents, Inc.

Ronald W. Allen [1]
Retired Chairman, President and Chief Executive Officer of Delta Air Lines

Leo Benatar [1, 2]
Sr. Partner and Associate Consultant, A.T. Kearney

William K. Butler, Jr.
President, Aaron's Sales & Lease Ownership Division

Gilbert L. Danielson
Executive Vice President, Chief Financial Officer, Aaron Rents, Inc.

Earl Dolive [1]
Vice Chairman of the Board, Emeritus, Genuine Parts Company

Ingrid Saunders Jones [2]
Vice President, Corporate External Affairs, The Coca-Cola Company

Robert C. Loudermilk, Jr.
President, Chief Operating Officer, Aaron Rents, Inc.

Ray M. Robinson
President, AT&T Southern Region

[1] Member of Audit Committee
[2] Member of Stock Option Committee

OFFICERS

R. Charles Loudermilk, Sr.
Chairman of the Board, Chief Executive Officer, Aaron Rents, Inc.

Robert C. Loudermilk, Jr.
President, Chief Operating Officer, Aaron Rents, Inc.

Gilbert L. Danielson
Executive Vice President, Chief Financial Officer, Aaron Rents, Inc.

William K. Butler, Jr.
President, Aaron's Sales & Lease Ownership Division

Eduardo Quiñones
President, Aaron Rents' Rent-to-Rent Division

James L. Cates
Senior Group Vice President and Corporate Secretary, Aaron Rents, Inc.

David M. Deignan
Vice President, Marketing and Merchandising, Aaron's Sales & Lease Ownership Division

K. Todd Evans
Vice President, Franchising, Aaron's Sales & Lease Ownership Division

B. Lee Landers, Jr.
Vice President, Chief Information Officer, Aaron Rents, Inc.

Mitchell S. Paull
Senior Vice President, Aaron Rents, Inc.

David M. Rhodus
Vice President, General Counsel, Aaron Rents, Inc.

Marc S. Rogovin
Vice President, Real Estate and Construction, Aaron Rents, Inc.

Robert P. Sinclair, Jr.
Vice President, Corporate Controller, Aaron Rents, Inc.

Ronald Benedit
Vice President, Office Region, Aaron Rents' Rent-to-Rent Division

David L. Buck
Vice President, Western Operations, Aaron's Sales & Lease Ownership Division

Christopher D. Counts
Vice President, West Residential Region, Aaron Rents' Rent-to-Rent Division

Joseph N. Fedorchak
Vice President, Eastern Operations, Aaron's Sales & Lease Ownership Division

Bert L. Hanson
Vice President, Mid-American Operations, Aaron's Sales & Lease Ownership Division

Michael B. Hickey
Vice President, Management Development, Aaron's Sales & Lease Ownership Division

James C. Johnson
Vice President, Internal Audit, Aaron Rents, Inc.

Phil J. Karl
Vice President, Southeast Residential Region, Aaron Rents' Rent-to-Rent Division

Donald P. Lange
Vice President, Marketing, Aaron Rents' Rent-to-Rent Division

Tristan J. Montanero
Vice President, Central Operations, Aaron's Sales & Lease Ownership Division

Danny Walker, Sr.
Vice President, Internal Security, Aaron Rents, Inc.

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Headquarters
309 E. Paces Ferry Rd., N.E.
Atlanta, Georgia 30305-2377
(404) 231-0011
http://www.aaronrents.com

Subsidiaries

Aaron Investment Company
[illegible] Kennett Pike
Greenville, Delaware 19807
(302) 888-2351

Aaron Rents, Inc. Puerto Rico
Avenue Barbosa #376
Hato Rey, Puerto Rico 00917
(787) 764-0420

Annual Shareholders Meeting
The annual meeting of the shareholders of Aaron Rents, Inc. will be held on Tuesday, May 6, 2003, at 10:00 a.m. E.D.T. on the 4th Floor, SunTrust Plaza, 303 Peachtree Street, Atlanta, Georgia 30303.

Form 10-K
Shareholders may obtain a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission upon written request, without charge. Such requests should be sent to the attention of Gilbert L. Danielson, Executive Vice President, Chief Financial Officer, Aaron Rents, Inc., 309 E. Paces Ferry Rd., N.E., Atlanta, Georgia 30305-2377.

Stock Listing
RNT Listed NYSE
Aaron Rents, Inc.'s Common Stock and Class A Common Stock are traded on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Atlanta, Georgia

General Counsel
Kilpatrick Stockton LLP
Atlanta, Georgia

Aaron Rents, Inc.

309 E. Paces Ferry Rd., N.E.
Atlanta, Georgia 30305-2377
(404) 231-0011
www.aaronrents.com